United States Securities and Exchange Commission

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-00815

Thrift and Savings Plan For Employees of

Sentinel Transportation, LLC

(Full title of plan)

E. I. du Pont de Nemours and Company

1007 Market Street

Wilmington, Delaware 19898

(Name and address of principal executive office of issuer)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, Sentinel Transportation, LLC has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Dated: June 29, 2010

/s/ Marilyn Shaw
Marilyn Shaw
Human Resources Manager

Thrift and Savings Plan for Employees of Sentinel Transportation

*

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Thrift and Savings Plan for Employees of Sentinel Transportation, LLC (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania

June 29, 2010

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets
Investments, at fair value:
Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$33,824,751	$26,650,263
Company stocks	3,132,632	2,130,488
Mutual funds	—	469,935
Participant-directed Brokerage Account	568,232	246,237
Participant loans	1,473,488	1,444,161

Total investments	38,999,103	30,941,084

Receivables:
Employer’s contributions	1,558,314	1,568,319
Participants’ contributions	94,398	94,859
Accrued income	13,879	13,792

Total receivables	1,666,591	1,676,970

Total assets	40,665,694	32,618,054

Liabilities
Other liabilities	158,476	143,906

Net assets available for benefits, at fair value	40,507,218	32,474,148

Adjustments from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(476,210)	313,361

Net assets available for benefits	$40,031,008	$32,787,509

The accompanying notes are an integral part of these financial statements.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2009 and 2008

	2009	2008
Additions:
Investment income:
Net investment gain from Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$3,897,741	$—
Net appreciation in fair value of investments	859,437	—
Interest	93,811	109,051
Dividends	151,723	156,058
Total investment income	5,002,712	265,109

Contributions:
Employer’s contributions	3,107,158	3,361,059
Participants’ contributions	2,484,570	2,687,903
Rollovers	119,035	235,374
Total contributions	5,710,763	6,284,336

Total additions	10,713,475	6,549,445

Deductions:
Net investment loss from Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	—	2,767,339
Net depreciation in fair value of investments	—	2,717,981
Benefits paid to participants	3,467,465	3,816,004
Administrative expenses	2,511	828
Total deductions	3,469,976	9,302,152

Net increase (decrease)	7,243,499	(2,752,707)

Net assets available for benefits:
Beginning of year	32,787,509	35,540,216

End of year	$40,031,008	$32,787,509

The accompanying notes are an integral part of these financial statements.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

December 31, 2009 and 2008

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the Thrift and Savings Plan for Employees of Sentinel Transportation, LLC (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Sentinel Transportation Company (the “Company” or “Sentinel”) became a wholly owned subsidiary of E. I. du Pont de Nemours and Company (“DuPont”) in December 1995. Prior to its incorporation, the Company was part of Conoco, Inc.’s (“Conoco”) downstream operation. As part of Conoco, eligible employees of such operation participated in the Thrift and Savings Plan for the Employees of Conoco.

With the incorporation of the Company, Conoco employees dedicated to such operations were transferred to and became Sentinel employees. Sentinel’s Board of Directors adopted, effective January 1, 1996, the Thrift and Savings Plan for Employees of Sentinel Transportation Company to provide the continued participation of such former Conoco employees and the participation of new employees in a tax qualified plan. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (the “Code”).

Effective January 1, 2000, the Company merged into a joint venture operating as a limited liability company (LLC) under the name Sentinel Transportation, LLC whose members are DuPont (80%) and Conoco (20%).

The purpose of the Plan is to encourage and assist employees to systematically save a portion of their current compensation and to assist them to accumulate additional financial means for the time of their retirement. The Plan is a tax-qualified, contributory profit sharing plan.

Administration

The Plan Administrator is the Employee Benefit Plans Board, whose members are appointed by the Company.  The Company holds authority to appoint trustees and has designated Bank of America, N.A. (“Bank of America”), formerly Merrill Lynch Trust Company of America (“Merrill Lynch”), and Northern Trust Corporation (“Northern Trust”) as trustees for the Plan.  Bank of America also provides recordkeeping and participant services.

Effective January 28, 2008, the Plan entered into a Master Trust Agreement with Northern Trust to establish a new DuPont and Related Companies Defined Contribution Plan Master Trust (“Master Trust”), which replaced the Master Trust held under Merrill Lynch.  The objective of the new Master Trust is to allow participants from affiliated plans to invest in several custom designed investment choices through separately managed accounts.  DuPont Capital Management Corporation (“DCMC”), a registered investment adviser and wholly-owned subsidiary of DuPont, has responsibility to oversee the investments’ managers and evaluate funds’ performances under the Master Trust, except for the Master Trust Stable Value Fund (“Stable Value Fund”), which is managed by DCMC.

Effective January 28, 2008, the Plan’s investment elections offered prior to 2008, with the exception of the Company Stocks and the Stable Value Fund, were closed to new contributions.  Participants were allowed to hold balances in some of the closed funds until April 2009, or transfer out some or all of the

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

December 31, 2009 and 2008

balances at any time, but were not permitted to invest additional contributions or request a fund transfer into these funds.

In January 2008 when the new investment choices became available, the following funds were liquidated and re-invested into similar predetermined investment funds in the Master Trust:

•                  Blackrock Balanced Capital Fund Class I

•                  Blackrock Fundamental Growth Fund Class I

•                  MFS Total Return Fund Class A

•                  MFS Research Fund

•                  Barclays 3-Way Asset Allocation Fund

•                  Bank of America (formerly Merrill Lynch) Small Capital Index CT Tier 2

•                  Bank of America (formerly Merrill Lynch) Equity Index TR Tier 6

•                  Bank of America (formerly Merrill Lynch) International Index CT Tier 2

•                  Fidelity Growth & Income Fund Class A

Participants who held closed funds until April 2009 were liquidated and re-invested into similar predetermined funds in the Master Trust.

The ConocoPhillips Stock Fund was closed to new investments by Plan participants during previous years. Plan participants may not invest additional contributions or request a fund transfer into this fund. However, they may transfer out of these funds at any time.

Bank of America remained as the trustee for the balances in the closed funds, the Company stocks, and a participant-directed brokerage account.

Eligibility

Employees of affiliated companies that have adopted the Plan, who have previously met the eligibility requirements of the Plan, are eligible to participate in the Plan. Regular full-time employees are eligible to participate in the Plan on the first day of the calendar month following their date of hire as an employee.

Contributions

Eligible employees may participate in the Plan by authorizing the Company to make a payroll contribution under the Plan ranging from 1% to 100% of bi-weekly compensation. The amount contributed will be deposited into a before-tax account. Participants’ bi-weekly contributions up to 6% are called basic deposits. The Company will contribute an amount equal to 100% of the participant’s bi-weekly basic deposits. All of the above participants’ and Company contributions are subject to regulatory and Plan limitations.

The Plan provides for discretionary retirement savings contributions to participants hired on or after January 1, 2004. Retirement savings contributions for the years ended December 31, 2009 and 2008 were $1,567,599 and $1,496,786 respectively. The retirement savings contributions are allocated based on the ratio that the participant’s compensation bears to the total compensation of all eligible participants.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

December 31, 2009 and 2008

Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 5 passively managed index funds, 7 actively managed custom-designed funds, 12 target retirement funds, the Company Stock, and a self-directed brokerage account where participants can choose from approximately 1,300 funds from 70 mutual funds families.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on the ratio of the balance of that participant’s investment option account to the sum of the balances of all participants’ investment option accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participant contributions and Company’s matching contributions are fully and immediately vested.  Retirement savings contributions become fully vested after three years of service.

Payment of Benefits

Company contributions will be suspended for six months if a participant withdraws, while in-service, any matched before-tax or after-tax savings contributed or company contributions made to the account. Profit sharing contributions and matching contributions contributed on or after January 1, 2004, may be withdrawn only at separation from service or after attaining age 59 ½.

A participant who terminates from active service may elect to make an account withdrawal of all or a portion of their account at any time. A participant who retires from active service may withdraw all or a portion of their account in lump sum or partial payments. Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains age 70 ½ or the year following retirement or termination of employment.

Forfeited Accounts

Forfeitures can be used, as defined by the Plan, to pay administrative expenses and to reduce the amount of future Employer contributions.  For the years ended December 31, 2009 and 2008, total forfeitures used to offset Employer’s discretionary retirement savings contributions amounted to $150,000 and $72,359, respectively.  At December 31, 2009 and 2008, forfeited non-vested accounts totaled $90,025 and $148,503, respectively.

Participant Loans

Participants may borrow up to one-half of their non-forfeitable account balances subject to a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are executed by promissory notes and have a minimum term of 1 year and a maximum term of 5 years, except for qualified residential loans, which have a maximum term of 10 years. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in installments of principal and interest by deduction from pay. A participant also has the right to repay the loan in full at any time without penalty.  At December 31, 2009, the loan interest rates ranged from 4.25% to 9.25%.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

December 31, 2009 and 2008

Administrative Expenses

Administrative expenses, including, but not limited to, record-keeping expenses, trustee fees and transactional costs may be paid by the Plan, at the election of the Plan Administrator.  Expenses paid by the Plan for the years ended December 31, 2009 and 2008 were $2,511 and $828, respectively.  Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of registered investment companies (“mutual funds”) are valued at the net asset value of shares held by the Plan at year-end.  Company stocks are valued at year-end market price of the common stocks.  Participant loans are valued at their outstanding balances, which approximate fair value.  Shares of common collective trusts (“CCTs”) valued at net asset value as reported by the CCTs’ trustee at year-end.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962, Plan Accounting - Defined Contribution Pension Plans (formerly known as FASB Staff Position (“FSP”) AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), investment contracts held by a defined contribution plan are required to be reported at fair value.  This applies even when the contracts are not held directly by the Plan but are underlying assets in the Master Trust investments held by the Plan.  However, contract value is the relevant measurement of net assets available for benefits in a defined contribution plan that holds fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by ASC 962, the Plan’s interest in the Master Trust related to fully benefit-responsive contracts are stated at fair value with an adjustment to contract value in the Statement of Net Assets Available for Benefits.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on the sale of company stocks are based on average cost of the securities sold.  Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

December 31, 2009 and 2008

Payment of Benefits

Benefits are recorded when paid.

New Accounting Standards Adopted

The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification

The FASB ASC became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative GAAP applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (“AICPA”), the Emerging Issues Task Force and other related literature. The FASB also issues Accounting Standards Updates (“ASU”). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events

In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events through the date the financial statements are issued.  ASC 855 is effective for periods ending after June 15, 2009.  The Plan’s management has evaluated subsequent events through June 29, 2010, the date on which the financials statements were issued.

Updates to Fair Value Measurements and Disclosures

In April 2009, FSP 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, was issued and later codified into ASC 820, which expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.  This guidance was effective for interim and annual reporting periods ending after June 15, 2009.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU No. 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures - Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value.  ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31,

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

December 31, 2009 and 2008

2009.  The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

Derivatives and Hedging

ASC 815 (originally issued as FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133) was issued in March 2008, and is effective for fiscal years beginning after November 15, 2008.  ASC 815 expands the required disclosures about an entity’s derivative instruments and hedging activities.  The Plan has adopted ASC 815 on a prospective basis for the year ended December 31, 2009.  The effect of the adoption of the ASC 815 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

New Accounting Standards to Be Adopted

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (“ASU No. 2010-06”), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

NOTE 3 — INVESTMENTS

Investments that represent 5% or more of the net assets available for benefits as of December 31, 2009 and 2008 consisting of the Plan’s interest in the Master Trust and investment in the DuPont Company Stock.

For the years ended December 31, 2009 and 2008, the Plan’s investments appreciated (depreciated) in value, including gains and losses on investments bought and sold as well as held during the year, as follows:

	2009	2008
Company stocks	$765,851	$(1,436,826)
Mutual funds	(14,589)	(1,050,494)
Participant-directed brokerage account	108,175	(110,038)
Common collective trust funds	—	(120,623)
Net appreciation (depreciation) in fair value of investments	$859,437	$(2,717,981)

For the year ended December 31, 2009, the Plan net investment gain from interest in the Master Trust amounted to $3,897,741.  For the year ended December 31, 2008, the Plan net investment loss from interest in the Master Trust amounted to $2,767,339.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

December 31, 2009 and 2008

NOTE 4 — INTEREST IN MASTER TRUSTS

As previously described, effective January 28, 2008 the Plan entered into a Master Trust Agreement with Northern Trust to establish a new Master Trust.  This Master Trust contains several actively managed investments pools, and commingled index funds offered to participants as “core investment options” and “age-targeted options”.  The investment pools are administered by different investment managers through separately managed accounts at Northern Trust.

The Master Trust held at Merrill Lynch in 2007 contained a Stable Value Fund and three different Asset Allocation Funds: the Conservative, Moderate, and Aggressive Asset Allocation Funds.  The Stable Value Funds investments were transferred to the Northern Trust Master Trust on January 28, 2008.  The Asset Allocation Funds were liquidated and reinvested in the Northern Trust Master Trust as part of the transition to the new investment options offered by the Plan.

At December 31, 2009, the Master Trust includes the assets of the following plans:

•                  DuPont Retirement Savings Plan

•                  DuPont 401(k) and Profit Sharing Plan

•                  Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make payments to the Trustee of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the Plan’s interest to the total fair value of the Master Trust investment funds. The Plan’s undivided interest in the Master Trust was 0.43% and 0.39% as of December 31, 2009 and 2008, respectively.

Master Trust Investments

The investments of the Master Trust are reported at fair value. Purchases and sales of the investments within the Master Trust are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximates fair value.

Mutual funds are valued at the net asset value of shares held by the Master Trust at year-end. Units held in CCTs are valued at the net asset value as reported by the CCTs’ trustee at year-end.

Common stock, preferred stock, fixed income securities, options and futures traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the trustees’ or investment managers’ best estimates.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

December 31, 2009 and 2008

Forward foreign currency contracts are valued at fair value, as determined by the trustees (or independent third parties on behalf of the Master Trust), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates, and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Master Trust records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts are valued at fair value, as determined by the trustees (or independent third parties on behalf of the Master Trust) utilizing pricing models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

Investments denominated in currencies other than the U.S. dollar are converted using exchange rates prevailing at the end of the periods presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.

As provided by ASC 962, an investment contract is generally required to be reported at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of the guaranteed investment contracts (“GICs”) is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of synthetic GICs is determined using the market price of the underlying securities and the fair value of the investment contract (“wrapper”).  The fair value of the wrapper is determined by taking the difference between the actual wrap fee of the contract and the price at which the wrapper would issue an identical contract under current market conditions.  That change in fees is applied to the year-end book value of the contract to determine the wrapper contract’s fair value.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

December 31, 2009 and 2008

The following presents the Master Trust’s net assets at December 31, 2009 and 2008:

	2009	2008
Assets
Investments, at fair value
Common stocks	$1,069,544,763	$671,342,429
Preferred stocks	5,662,597	1,885,459
Fixed income securities	28,258,005	25,532,985
Mutual funds	110,849,115	74,024,212
Common collective trusts	1,217,694,419	771,047,331
Investment contracts	5,492,836,673	5,302,911,435
Cash and short term investments	18,740,468	14,935,899
Total investments	7,943,586,040	6,861,679,750

Cash	55,938	100,393
Receivables for securities sold	3,653,373	779,964
Unrealized appreciation on foreign exchange contracts	246,716	1,241,407
Accrued income	1,305,186	1,389,690
Other assets	—	10,828
Total assets	7,948,847,253	6,865,202,032
Liabilities
Payables for securities purchased	9,198,251	11,803,899
Accrued expenses	4,620,603	2,989,973
Other liabilities	28,955	354,181
Total liabilities	13,847,809	15,148,053
Master Trust net assets, at fair value	7,934,999,444	6,850,053,979
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(111,699,787)	88,536,686
Master Trust net assets	$7,823,299,657	$6,938,590,665

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

December 31, 2009 and 2008

The following presents net investment gain (loss) for the Master Trust for the years ended December 31, 2009 and 2008:

	2009	2008

Change in net appreciation (depreciation) in fair value of investments:
Investments, at market value
Common stocks	$218,419,380	$(454,080,361)
Preferred stocks	2,416,906	(606,243)
Mutual funds	28,179,483	(36,987,497)
Fixed income securities	4,325,901	(2,411,350)
Common collective trusts	300,209,972	(295,708,830)
Investment contracts	800,809	—
Other	56,614	19,657
Net foreign currency exchange losses	(339,182)	(1,660,366)
Net depreciation on swap agreements	10,878	(68,412)
Net appreciation on foreign exchange contracts	(2,295,539)	2,001,809
Net appreciation on futures contracts	(59,035)	876,102
Net increase (decrease) from investments	551,726,187	(788,625,491)

Investment income (expense):
Interest	215,921,464	283,913,122
Dividends	14,815,404	18,144,929
Administrative expenses	(11,511,874)	(7,859,207)
Net investment gain (loss)	$770,951,181	$(494,426,647)

Investments of the Master Trust that represent 5% or more of the Master Trust assets as of December 31, 2009 and 2008 were as follows:

	2009	2008

Underlying Assets of Synthetic GIC’s
GEM Trust Short Duration	$619,605,204	$648,401,561
GEM Trust Risk-Controlled 1	682,195,256	637,726,645
GEM Trust Risk-Controlled 2	697,484,554	619,754,004
GEM Trust Opportunistic 1	546,691,462	495,476,947
GEM Trust Opportunistic 2	719,260,547	647,202,659
GEM Trust Opportunistic 3	606,115,121	525,796,789
PIMCO Low Duration Fund	724,412,126	556,523,428

Description of the Master Trust’s Investment Contracts

The Stable Value Fund invests in traditional GICs, and synthetic GICs, which are backed by fixed income assets. The underlying investments held within the synthetic GICs are comprised of a low duration mutual fund managed by PIMCO and DCMC sponsored GEM Trusts.  The GEM Trusts are commingled fixed income portfolios managed by DCMC and additional investment managers hired by DCMC that invest in

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

December 31, 2009 and 2008

high quality fixed income securities across the short, intermediate and core sectors.  The crediting interest rates on investment contracts ranged from 3.69% to 5.83% for the year ended December 31, 2009 and from 3.32% to 5.83% for the year ended December 31, 2008. The weighted average credited interest rate of return of the investment contracts based on the interest rate credited to participants was 4.06% for the year ended December 31, 2009 and 4.28% for the year ended December 31, 2008. The weighted average yield of the investment contracts based on the actual earnings of underlying assets in the Master Trust was 4.54% for the year ended December 31, 2009 and 4.83% for the year ended December 31, 2008.

For traditional GICs the insurer maintains the assets in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GICs, backed by underlying assets, provide for a guaranteed return on principal and accrued interest over a specified period of time (i.e., period of time before the crediting rate reset) through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the GIC.

The contract or crediting rates for certain stable value investment contracts are reset six times per year and are based on the performance of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration (similar to weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of at least 0% or higher with respect to determining interest rate resets.

Traditional GICs expose the Stable Value Fund to direct credit risk associated with each contract issuer.  To mitigate this risk, the investment guidelines prohibit DCMC from purchasing contracts from issuers with a credit rating lower than Aa3/AA.  In addition, the weighted average credit rating of all contracts must be A3/A- or higher at all times and no single traditional GIC issuer may represent more than 5% of the total Stable Value Fund.  Additionally, DCMC continually monitors external credit rating agencies.  DCMC monitors credit rating history, downgrade/upgrade notifications, and analyst reports for all current and potential issuers.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value for plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value, is probable.

Based on certain events specified in fully benefit-responsive investment contracts (i.e., GICs and synthetic GICs), both the Plan/Trust and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

December 31, 2009 and 2008

Examples of termination events that permit issuers to terminate investment contracts include the following:

•                  The Plan Sponsor’s receipt of a final determination notice from the Internal Revenue Service that the Plan does not qualify under Section 401(a) of the Code.

•                  The Trust ceases to be exempt from federal income taxation under Section 501(a) of the Code.

•                  The Plan/Trust or its representative breaches material obligations under the investment contract such as a failure to satisfy its fee payment obligations.

•                  The Plan/Trust or its representative makes a material misrepresentation.

•                  The Plan/Trust makes a material amendment to the Plan/Trust and/or the amendment adversely impacts the issuer.

•                  The Plan/Trust, without the issuer’s consent, attempts to assign its interest in the investment contract.

•                  The balance of the contract value is zero or immaterial.

•                  Mutual consent.

•                  The termination event is not cured within a reasonable time period, i.e., 30 days.

For synthetic GICs, additional termination events include the following:

•                  The investment manager of the underlying securities is replaced without the prior written consent by the issuer.

•                  The underlying securities are managed in a way that does not comply with the investment guidelines.

At termination, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties for GICs.

For synthetic GICs, termination is at market value of the underlying securities less unpaid issuer fees or charges. If the termination event is not material based on industry standards, it may be possible for the Plan/Trust to exercise its right to require the issuer that initiated the termination to extend the investment contract for a period no greater than what it takes to immunize the underlying securities and/or it may be possible to replace the issuer of a synthetic GIC that terminates the contract with another synthetic GIC issuer. Both options help maintain the stable contract value.

Financial Instruments with Off-Balance-Sheet Risk in the Master Trust

In accordance with the investment strategy of the managed accounts, the Master Trust’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include interest rate swap contracts which involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

December 31, 2009 and 2008

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Trust’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Trust’s investment managers generally limit the Trust’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Master Trust receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Trust bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Trust once it has paid its cash premium.

The Master Trust is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Trust to perform and do not give rise to any counterparty credit risk.

NOTE 5 — FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.  The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.  Inputs on assets and liabilities with contractual terms must be observable for substantially the full contract term;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

December 31, 2009 and 2008

The following presents the Plan and Master Trust’s financial instruments carried at fair value on a recurring basis as of December 31, 2009 and 2008, and indicates the ASC 820 fair value hierarchy levels described above:

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Company stocks	$3,132,632	$—	$—	$3,132,632
Participant-directed brokerage account*	568,232	—	—	568,232
Participant loans	—	—	1,473,488	1,473,488
Total Plan’s investments	$3,700,864	$—	$1,473,488	$5,174,352

Master Trusts investments:
Common stocks
International common stocks	$128,216,804	$—	$—	$128,216,804
Large-cap domestic common stocks	609,918,604	—	—	609,918,604
Mid-cap domestic common stocks	286,302,553	—	—	286,302,553
Small-cap domestic common stocks	45,106,802	—	—	45,106,802
Total common stocks	1,069,544,763	—	—	1,069,544,763

Investment contracts:
Traditional GICs	—	894,567,953	—	894,567,953
Wrapper contracts	—	2,504,450	—	2,504,450
Underlying assets on synthetic GICs:
Mutual funds	724,412,126	—	—	724,412,126
Commingled funds	—	3,871,352,144	—	3,871,352,144
Total investment contracts	724,412,126	4,768,424,547	—	5,492,836,673

Preferred stocks	5,662,597	—	—	5,662,597
Fixed income securities	—	28,258,005	—	28,258,005
Mutual funds	110,849,115	—	—	110,849,115
Common collective trusts	—	1,217,694,419	—	1,217,694,419
Cash and short term investments	—	18,740,468	—	18,740,468
Total Trust investments assets	1,910,468,601	6,033,117,439	—	7,943,586,040

Other financial instruments**	(8,825)	226,586	—	217,761
Total Master Trust assets	$1,910,459,776	$6,033,344,025	$—	$7,943,803,801

*Underlying assets on participant-directed brokerage accounts relate to mutual funds.

**Other financial instruments include forwards, futures and options.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

December 31, 2009 and 2008

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Company stocks	$2,130,488	$—	$—	$2,130,488
Mutual funds	469,935	—	—	469,935
Participant-directed brokerage account*	246,237	—	—	246,237
Participant loans	—	—	1,444,161	1,444,161
Total Plan’s investments	$2,846,660	$—	$1,444,161	$4,290,821

Master Trust’s investments:
Common stocks	$669,061,967	$2,280,462	$—	$671,342,429
Preferred stocks	1,885,459	—	—	1,885,459
Fixed income securities	—	25,532,985	—	25,532,985
Mutual funds	74,024,212	—	—	74,024,212
Common collective trusts	—	771,047,331	—	771,047,331
Investment contracts:
Traditional GICs	—	924,277,687	—	924,277,687
Wrapper contracts	—	102,373,613	—	102,373,613
Underlying assets on synthetic GICs**	556,523,428	3,719,736,707	—	4,276,260,135
Cash and short term investments	—	14,935,899	—	14,935,899
Total Trust investments assets	1,301,495,066	5,560,184,684	—	6,861,679,750

Other financial instruments***	(42,394)	1,202,452	—	1,160,058
Total Master Trust assets	$1,301,452,672	$5,561,387,136	$—	$6,862,839,808

*Underlying assets on participant-directed brokerage accounts relate to mutual funds.

**Underlying assets on synthetic GICs include fixed income securities, commingled funds and mutual funds.

***Other financial instruments include swaps, forwards, futures and options.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the years ended December 31, 2009 and 2008:

	Participant loans
	2009	2008
Balance, beginning of year	$1,444,161	$1,318,059
Purchases, sales, issuances, and settlements (net)	29,327	126,102
Balance, end of year	$1,473,488	$1,444,161

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

December 31, 2009 and 2008

NOTE 6 — CONOCOPHILLIPS STOCK

On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont’s 100% owned petroleum business, Conoco, Inc.  On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off.  DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont common stock, which were held in their participant accounts in the DuPont Common Stock Fund. For each share of DuPont common stock exchanged, the participants received an appropriate number of shares of Conoco Class B common stock.  Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan.  No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends.  Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in participants’ accounts based upon their current investment elections.  On August 30, 2002, Conoco Stock Fund became ConocoPhillips Stock Fund.  The balance on the Statement of Net Assets Available for Benefits within Company stocks related to ConocoPhillips stock was $199,167 and $201,228 at December 31, 2009 and 2008, respectively.

NOTE 7 — RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Northern Trust and Bank of America, which also serve as trustees.  In addition, the Plan offers DuPont common stock as an investment option. At December 31, 2009 the Plan held 87,124 shares of DuPont common stock valued at $2,933,465.  At December 31, 2008 the Plan held 76,255 shares of DuPont common stock valued at $1,929,260. The Plan purchased $844,194 and $815,768 of DuPont common stock during the years ended December 31, 2009 and 2008, respectively. The Plan sold $606,563 and $1,074,956 of DuPont common stock during the years ended December 31, 2009 and 2008, respectively.  Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

Also, the Stable Value Fund assets are managed by DCMC, under the terms of an investment management agreement between DCMC and the Company. DCMC hires additional investment managers to manage a portion of the fixed income assets backing synthetic GICs allocated to the Stable Value Fund.  The amount of DCMC fees accrued and paid by the Stable Value fund was $1,737,004 and $2,124,557 for the years ended December 31, 2009 and December 31, 2008, respectively. DCMC fee amounts relate to the Master Trust and are allocated proportionately to the plans within the Master Trust based on each plan’s interest to the total fair value of the Master Trust investment funds.  These fees qualify as party-in-interest transactions, which are exempt from prohibited transaction rules of ERISA.

NOTE 8 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in all employer contribution.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

December 31, 2009 and 2008

NOTE 9 — TAX STATUS

The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the “IRC”) and the related trust is exempt from federal taxation under Section 501(a) of the Code.  A favorable tax determination letter from the Internal Revenue Service dated September 3, 2003, covering the Plan and amendments through December 18, 2002, has been received by the Plan.  Although Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.  Therefore, no provision has been made for federal income taxes in the Plan’s financial statements.

NOTE 10 — RISKS AND UNCERTAINTIES

The Plan provides for various investment options, which include investments in any combination of equities, fixed income securities, individual guaranteed investment contracts, currency and commodities, futures, forwards, options and derivative contracts. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

NOTE 11 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$40,031,008	$32,787,509
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	476,210	(313,361)
Loan balances considered deemed distributions	(22,990)	—
Net assets available for benefits per the Form 5500	$40,484,228	$32,474,148

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

December 31, 2009 and 2008

The following is a reconciliation of the Plan’s interest in the Master Trust gain per the financial statements for the year ended December 31, 2009 to the Form 5500:

2009

Net appreciation in value of the Plan’s interest in the Master Trust included in the financial statements	$3,897,741
2009 adjustment from contract value to fair value for fully benefit-responsive investment contracts	476,210
2008 adjustment from contract value to fair value for fully benefit-responsive investment contracts	313,361
Net appreciation in value of the Plan’s interest in the Master Trust per the Form 5500	$4,687,312

The following is a reconciliation of the benefits paid to participants per the financial statements for the year ended December 31, 2009 to the Form 5500:

2009
Benefits paid to participants per the financial statements	$3,467,465
Deemed distributions	22,990
Benefits paid to participants per the Form 5500	$3,490,455

Supplemental Schedule

Thrift Plan for Employees of Sentinel Transportation, LLC

Schedule of Assets (Held at End of Year) as of December 31, 2009

Attachment to Form 5500, Schedule H, Part IV, Line i

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issue	Description of Investment	Cost	Value

*	DuPont Company Stock	Company Stock	**	$2,933,465
*	ConocoPhillips Stock	Company Stock	**	199,167
*	Plan interest in the DuPont and Related Companies Defined Contribution Plan Master Trust	Master Trust	**	33,824,751
*	Participant-directed Brokerage Account		**	568,232

*	Participant Loans	4.25% to 9.25% Maturing from January 2010 - February 2018	**	1,473,488
	Investment Total			$38,999,103

*     Party in Interest

**   Cost not required for participant directed investments